WILLIAMS INDUSTRIES, INCORPORATED
                         P.O. Box 1770
                      Manassas, VA 20108
                        (703) 335-7800


March 17, 2006

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:      Williams Industries, Incorporated
         Annual Report on Form 10-K
             for the fiscal year ended July 31, 2005
         File No. 000-08190

         Form 10-Q for the fiscal quarter ended October 31, 2005

         Definitive proxy statement on Schedule 14A

Dear Mr. Cash:

     This is in response to your letter dated March 6, 2006, in reference to your review of our response letter dated February 24, 2006 regarding the Commission's comments on their review of the aforementioned filings of Williams Industries, Incorporated (the Company). As you requested, our responses to your comments are keyed to your comments.

Prior Comment # 2-Consolidated Statements of Operations

     As you requested, we are providing, below, a copy of the legal memorandum from the Company's outside counsel which supports the legal basis for the discharge of the debt obligation.

Prior Comment # 5-Statements of Cash Flows

     In future filings, the Company will determine whether to show the individual components of investing and financing activities based on the rule as stated in Rule 10-01(a)(4) of Regulation S-X.


Very truly yours,
WILLIAMS INDUSTRIES, INCORPORATED

/s/ Frank E. Williams, III

Frank E. Williams, III
C.E.O., President and C.F.O.



TEXT OF LEGAL MEMORANDUM FROM SMITH, PACHTER, MCWHORTER PLC


MEMORANDUM
Privileged and Confidential
Attorney-Client Communication

TO:	Brian J. Vella
FROM:	Tamara F. Dunlap
DATE:	December 16, 2004
RE:	Running of Statute of Limitations on Williams Industries Note

I. Facts

In the late 1980s, Mr. Williams in his individual capacity, borrowed money from Sovran Bank (now NationsBank/ Virginia) in the amount of $750,000.00. Williams Industries, Inc. (WII), in turn, borrowed $750,000.00 from Mr. Williams. WII signed a note to Mr.
Williams in the amount of $750,000.00 (WII note).

In 1994, Mr. Williams entered into a personal settlement agreement with NationsBank/ Virginia. Mr. Williams signed over the WII note to the bank in 1994. On November 30, 1994, Williams Industries, Inc., Williams Equipment Corp., Williams Enterprises, Inc., and Williams Steel Erection Co., Inc. entered into an Amended and Restated Debt Restructuring Agreement (Agreement). The WII companies actually signed the Agreement on December 1, 1994.

The Agreement references a "certain promissory note dated August 28, 1989 made by WII to the order of Williams in the original maximum principal amount of $750,000." The Agreement states that "As of April 1, 1994, the Williams Industries Note had an outstanding principal balance of $550,000. No payments have been made on the Williams Industries Note since April 1, 1994." The Agreement also notes that "WII, by signature below, hereby reaffirms its obligations to NationsBank/ Virginia under the Williams Industry Note" A copy of the note is not included with the Agreement.

WII has not received any demands for payment on this note. WII has not made any payments on the WII note since the date of the Agreement. Further, WII auditors sent audit forms to NationsBank/ Virginia through 1997 requesting balances on "all notes" but not listing any balances due. NationsBank/ Virginia balance confirmations received by WII made no reference to the WII note. WII has kept this loan on its books but halted the accrual of interest in August 1997.

II. Issue

What is the status of the WII note, and may NationsBank/ Virginia enforce the note?

III. Legal Analysis

It is clear that the WII note is in default, with no payment having been made at least since December 1, 1994. The enforceability of the note depends on whether a viable cause of action still exists, or whether applicable statutes of limitations have run. Although there are a couple of statutes of limitations that could arguably apply to the WII note, all such potentially applicable statutes of limitations have run.

A. Accrual and Tolling

When did NationsBank/ Virginia's cause of action accrue?  "In
Virginia, the statute of limitations on a contract begins to run from the time payment is due." Clifton D. Mayhew, Inc. v. Blake
Construction Co., 482 F.2d 1260, 1262 (4th Cir. 1973).

The accrual of a cause of action is governed, generally, by Va.
Code Ann. 8.01-230

In every action for which a limitation period is prescribed, the right of action shall be deemed to accrue and the prescribed limitation period shall begin to run from the date the injury is sustained in the case of injury to the person or damage to property, when the breach of contract occurs in actions ex contractu and not when the resulting damage is discovered, except where the relief sought is solely equitable or where otherwise provided under 8.01-233, subsection C of 8.01-245, 8.01-
249, 8.01-250 or other statute.

8.01-230 (emphasis added).

In conjunction with 8.01-230, 8.01-229 Suspension or tolling of statute of limitations; effect of disabilities; death; injunction; prevention of service by defendant; dismissal, nonsuit or abatement; devise for payment of debts; new promises; debts proved in creditors' suits must also be reviewed. Specific to the facts in this matter,

According to Code 8.01-229(G)(1), the effect of a "new promise in writing" is to begin the running of a new statute of limitations permitting suit "within such number of years after such promise as it might be maintained if such promise were the original cause of action."

Board of Supervisors v. Sampson, 235 Va. 516, 521 (1988).

The original note between Mr. Williams and WII was signed sometime in 1989. The note was then signed over to NationsBank/ Virginia in 1994. Finally, on December 1, 1994, WII entered into an Agreement with NationsBank/ Virginia promising to pay on the WII note from 1989. That Agreement had the effect of being a "new promise in writing." At the time the parties signed the Agreement, the note was in default. The accrual of the statute of limitations occurred at the breach of contract - December 1, 1994.

B. Negotiable Instrument

One statute of limitations that the Virginia courts could find applicable to the WII note is Va. Code Ann. 8.3A-118. According to 8.3A-118(h), "Notwithstanding the provisions of 8.01-246, this section shall apply to negotiable and non-negotiable notes." 8.3A-118(a) and (b) provide time limitations for notes that are both payable at a definite time (a) and payable on demand (b). The limitations under part (a) bar actions not commenced within 6 years and the time limitations under part (b) bar actions not commenced within 6 years, or alternatively 10 years.

 (a) Except as provided in subsection (e), an action to enforce the obligation of a party to pay a note payable at a definite time must be commenced within six years after the due date or dates stated in the note or, if a due date is accelerated, within six years after the accelerated due date.

 (b) Except as provided in subsection (d) or (e), if demand for payment is made to the maker of a note payable on demand, an action to enforce the obligation of a party to pay the note must be commenced within six years after the demand. If no demand for payment is made to the maker, an action to enforce the note is barred if neither principal nor interest on the note has been paid for a continuous period of ten years.

8.3A-118.

If the appropriate statute of limitations is found at 8.3A-118(a), the running of the statute of limitations occurred on December 1, 2000. If the note is actually a demand note, no demand for payment has been made and no interest has been paid for over 10 years, the running of the statute of limitations occurred on December 1, 2004.

C. Statute of Limitations on Written Contracts

Alternatively, as the court in Rivera v. Nedrich found that 8.01.-246(2) was applicable to promissory notes, Virginia courts might apply 8.01.-246(2) to the WII note.

With regard to the question concerning the statute of limitations, Code 8.01-246(2) requires that a cause of action on a written contract be brought within five years after the cause of action accrues. This section applies to a promissory note such as the one at issue in this appeal. Harris & Harris v. Tabler, 232 Va. 75, 348 S.E.2d 241 (1986). A cause of action on a note accrues when the obligation to pay is breached. Code 8.01-230.

Rivera v. Nedrich, 259 Va. 1, 4 (1999). If the Nedrich Court is correct and 8.01.-246(2) is applicable to the December 1, 1994
Agreement, the running of the statute of limitations occurred on December 1, 1999.

D. Contingencies found in Notes

Courts find that statutes of limitations do not run until a contingency identified in the note is met.

Where some condition precedent to the right of action exists, whether it is a demand and refusal or some other act or contingency, the cause of action does not accrue, and action thereon cannot properly be commenced; nor does the statute of limitations begin to run until that condition is performed. Thus, if the obligation to pay a debt or the time of payment is contingent on the performance of some act, the happening of some event, or the lapse of a specified period of time, the debtor is not in default, nor is the creditor entitled to call for performance until the condition is fulfilled, and the statute cannot begin to run until that time.

Salomonsky v. Kelly, 232 Va. 261, 264 (1986)(emphasis within case)(citations omitted). We have not been advised that the obligation to pay on the WII note is contingent on any act or contingency. In fact, payments had been made but were later discontinued, so if any contingencies did exist, it would seem they had been met. Under the circumstances, it does not appear that the existence of any contingencies has or will affect the running of the statute of limitations on the WII note.



j:\23\23301\01\memos\sol memo - 12-16-04.doc

Footnotes:
---------

1. See Union Recovery Ltd. Pshp. v. Horton, 252 Va. 418, 421 (Va.,
1996) "Formerly, demand notes were subject to the five-year statute of limitations applicable to contracts generally. Code 8.01-246(2).* Title 8.3A now provides for a six-year statute of limitations on most forms of negotiable instruments. Code 8.3A-118.

2. The promissory note in Rivera was executed in 1989, prior to the enactment of 8.3A-118. According to the Editor's Note accompanying 8.3A-118, the "provisions of the act governing statutes of limitations and accrual actions shall apply prospectively to all actions accruing on or after January 1, 1993." Rivera facts differ from the facts of the WII case in that the Rivera note was not renewed after 1993 but instead, the statute of limitations was tolled while the beneficiaries of the note were disabled (minor children). The Rivera Court did not discuss, nor could it apply, 8.3A-118.

3. Va. Code Ann. 8.01.-246(2). In actions on any contract which is not otherwise specified and which is in writing and signed by the party to be charged thereby, or by his agent, within five years whether such writing be under seal or not.